UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
Ally Financial Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
02005N100
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02005N100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
8	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
9	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
10	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
11	TYPE OF REPORTING PERSON OO

CUSIP No. 02005N100	13G	Page 3 of 5Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1to Schedule 13G (this “Amendment”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ally Financial Inc. (the “Issuer”), to amend the Schedule 13G filed on February 13, 2015 (as amended by this Amendment, the “Schedule 13G”). This Amendment is being filed to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4:                          Ownership:
Item 4 is hereby amended and restated as follows:

(a) Amount beneficially owned:

0 shares.

(b) Percent of class:

0.0%.

(c) Number of shares as to which the Reporting Persons have:

(i)  Sole power to vote or direct the vote:  0

(ii)  Shared power to vote or direct the vote:  0

(iii)  Sole power to dispose or direct the disposition:  0

(iv)  Shared power to dispose or direct the disposition:  0

Item 5:                          Ownership of Five Percent or Less of a Class:
Item 5 is hereby amended and restated as follows:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [XX]
Item 10:                          Certification:
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2016

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact